SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2013
Shaw Communications Inc.

By: /s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw announces second quarter financial and operating results and updated 2013 guidance

•

Second quarter and year-to-date consolidated revenues improved 2% over the same periods last year and operating income before amortization was up 9% for the quarter and 8% for the six months ended February 28, 2013

•	Net income was $182 million for the quarter and $417 million for the year-to-date period

•	2013 financial guidance updated with significant increase in free cash flow which is now expected to approximate $550 million

Calgary, Alberta (April 12, 2013) – Shaw Communications Inc. announced consolidated financial and operating results for the three and six months ended February 28, 2013 and February 29, 2012. Consolidated revenue for the three and six month periods of $1.25 billion and $2.57 billion, respectively, was up 2% over each of the comparable periods last year. Total operating income before amortization1 of $538 million improved 9% over the comparable quarterly period and the year-to-date amount of $1.14 billion was up 8%.

Free cash flow1 for the three and six month periods was $161 million and $405 million, respectively, compared to $57 million and $176 million for the comparable periods last year. Increased operating income before amortization and lower capital investment during the first half of 2013 were the main drivers of the improvement.

Chief Executive Officer Brad Shaw said, “Our second quarter financial results were solid reflecting the underlying strength across our businesses as we focus on sustainable and profitable growth. We remain focused on providing an exceptional customer experience as we continue to leverage our leading network infrastructure and high quality content to enhance and expand innovative product offerings for our customers.”

Mr. Shaw continued, “Over the past several months we announced several strategic transactions with each of Rogers and Corus that will provide estimated net proceeds to Shaw of approximately $800 million. We plan to invest up to $500 million of these net proceeds back into our core business over fiscal 2013, 2014 and 2015 accelerating our investment in certain strategic capital initiatives. Key investments to be accelerated include the completion of our Calgary data centre, further digitization of our network and additional bandwidth upgrades, development of IP delivery of video, expansion of our WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience.

Most recently we announced entering into a transaction to acquire ENMAX Envision Inc. (“Envision”), a company providing leading telecommunication services to Calgary and surrounding area business customers, for approximately $225 million. This acquisition demonstrates our commitment to investing in and growing our Business Services. We look forward to serving our new customers and adding the Envision employees and management to our team.”

Net income of $182 million or $0.38 per share for the quarter ended February 28, 2013 compared to $178 million or $0.38 per share for the same period last year. Improved operating income was partially offset by higher income taxes in the current quarter. Net income for the first six months of the year was $417 million or $0.88 per share compared to $380 million or $0.81 per share. Increased operating income before amortization accounted for the improvement.

Revenue in the Cable division of $814 million and $1.62 billion for the current three and six month periods increased 1% and 2%, respectively, over the comparable periods. Operating income before amortization for the quarter of $393 million was up 12% compared to the same quarter last year and the year-to-date period improved 8% to $789 million.

Satellite revenue of $209 million and $423 million for the three and six month periods, respectively, compared to $211 million and $420 million in the same periods last year. Operating income before amortization for the current quarter was $73 million compared to $71 million last year and the year-to-date amount was up 5% to $147 million.

Revenue and operating income before amortization in the Media division for the quarter of $249 million and $72 million, respectively, each increased 3% over the same period last year. On a year-to-date basis Media revenue improved 5% and operating income before amortization was up 7%.

Brad Shaw continued, “We announced preliminary guidance in October 2012 and are today updating our free cash flow guidance. With the first half of the year behind us and modest positive variances across service operating income before amortization, capital investment and interest and cash taxes, we now expect free cash flow to approximate $550 million. We expect our capital spend to ramp up during the last half of the year with the annual spend still expected to decline marginally from 2012 levels.” (The accelerated capital investment funded through the accelerated capital fund is not included in free cash flow. See further discussion in Management’s Discussion and Analysis.)

In January the Board of Directors approved a 5% increase in the equivalent annual dividend rate to $1.02 on Shaw’s Class B Non-Voting Participating shares and $1.0175 on Shaw’s Class A Participating shares. This new rate was effective commencing with the monthly dividends paid on March 27, 2013.

Mr. Shaw concluded, “We are operating in a dynamic competitive environment where driving performance through continuous improvement and leveraging opportunities as they arise is necessary. Financial performance for the first half of the year and the various strategic transactions recently announced demonstrate the ability of our leadership team to create value and sustainable long-term growth for our shareholders.”

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FEBRUARY 28, 2013

April 11, 2013

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter, the 2012 Annual MD&A included in the Company’s August 31, 2012 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars.

CONSOLIDATED RESULTS OF OPERATIONS

SECOND QUARTER ENDING FEBRUARY 28, 2013

Selected Financial Highlights

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
($ millions Cdn except per share amounts)	2013	2012	%	2013	2012	%
Operations:
Revenue	1,251	1,231	1.6	2,570	2,510	2.4
Operating income before amortization (1)	538	493	9.1	1,139	1,059	7.6
Operating margin (1) (2)	43.0%	40.0%	3.0	44.3%	42.2%	2.1
Funds flow from operations (3)	386	164	>100.0	513	520	(1.3)
Net income	182	178	2.2	417	380	9.7
Per share data:
Earnings per share
Basic	0.38	0.38		0.88	0.81
Diluted	0.38	0.38		0.87	0.80
Weighted average participating shares outstanding during period (millions)	446	440		445	439

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)

Operating margin for the current year includes the impact of an adjustment to align certain broadcast license fees with the CRTC billing period of approximately $14 million. Excluding the adjustment, operating margin would be 41.9% and 43.8% for the three and six months ended February 28, 2013, respectively.

(3)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber Highlights1

		Growth
	Total	Three months ended		Six months ended
	February 28, 2013	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Subscriber statistics:
Video customers	2,136,707	(29,829)	(9,946)	(53,741)	(32,714)
Internet customers	1,910,185	7,800	21,328	13,756	30,371
Digital phone lines	1,375,707	13,090	51,359	30,435	69,956
DTH customers	907,330	1,328	1,274	(2,693)	1,805

[1]

Subscriber numbers for the comparative period have been restated to remove pending installs and have also been adjusted to reflect the results of a pre-migration subscriber audit recently undertaken prior to the planned migration of customers to Shaw’s new billing system. The audit adjustments relate primarily to periods prior to 2009 and reflect a reduction of approximately 28,600 and 1,800 Video and Internet customers, respectively, and an increase of 900 Digital phone lines. Also, given the growth in Digital cable penetration, the Company has now combined the reporting of Basic cable and Digital cable as a Video customer.

Consolidated Overview

Consolidated revenue of $1.25 billion and $2.57 billion for the three and six month periods, respectively, increased 1.6% and 2.4% over the same periods last year. Consolidated operating income before amortization for the three month period of $538 million was up 9.1% and on a year-to-date basis improved 7.6% to $1.14 billion. The revenue growth in the Cable and Satellite divisions, primarily driven by rate increases, was partially reduced by various expense increases including employee related amounts and higher programming. Media was up due to improved advertising and subscriber revenues partially reduced by increased programming costs. Within all segments, the current quarter also benefited from a one-time adjustment to align certain broadcast license fees with the CRTC billing period totaling approximately $14 million.

The Company’s strategy is to balance financial results with maintenance of overall revenue generating units (“RGUs”). The Cable and Satellite divisions have over 6.3 million RGUs – which represents the number of products sold to customers. During the quarter, overall RGUs declined by 7,611. Video RGUs declined more than expected as reduced promotions and tight discipline was maintained on customer equipment offers. Going forward, the Company intends to focus more on providing equipment to customers, while refraining from overly promotional pricing. As part of this focus, the Company plans to offer contracts, with equipment offers, as an alternative for customers. In this regard, it is expected that success-based spending will ramp up in the second half of the year.

Net income was $182 million and $417 million for the three and six months ended February 28, 2013, respectively, compared to $178 million and $380 million for the same periods last year. Non-operating items affected net income in both periods. Outlined on the following page are further details on these and other operating and non-operating components of net income for each period.

Shaw Communications Inc.

($millions Cdn)	Six months ended			Six months ended
	February 28, 2013	Operating	Non- operating	February 29, 2012	Operating	Non- operating
Operating income	720	720	—	658	658	—
Amortization of financing costs – long-term debt	(2)	(2)	—	(2)	(2)	—
Interest expense	(159)	(159)	—	(165)	(165)	—
Gain on derivative instruments	—	—	—	1	—	1
Accretion of long-term liabilities and provisions	(5)	—	(5)	(7)	—	(7)
Equity income from associates	—	—	—	1	—	1
Other losses	(6)	—	(6)	(5)	—	(5)

Income (loss) before income taxes	548	559	(11)	481	491	(10)
Current income tax expense (recovery)	85	155	(70)	146	148	(2)
Deferred income tax expense (recovery)	46	(9)	55	(45)	(45)	—

Net income (loss)	417	413	4	380	388	(8)

	Three months ended			Three months ended
($millions Cdn)	February 28, 2013	Operating	Non- operating	February 29, 2012	Operating	Non- operating
Operating income	327	327	—	286	286	—
Amortization of financing costs – long-term debt	(1)	(1)	—	(1)	(1)	—
Interest expense	(77)	(77)	—	(83)	(83)	—
Gain on derivative instruments	—	—	—	1	—	1
Accretion of long-term liabilities and provisions	(2)	—	(2)	(3)	—	(3)
Equity income from associates	—	—	—	1	—	1
Other gains (losses)	(2)	—	(2)	1	—	1

Income (loss) before income taxes	245	249	(4)	202	202	—
Current income tax expense (recovery)	47	75	(28)	62	64	(2)
Deferred income tax expense (recovery)	16	(10)	26	(38)	(40)	2

Net income (loss)	182	184	(2)	178	178	—

The changes in net income are outlined in the table below.

	February 28, 2013 net income compared to:
	Three months ended		Six months ended
($millions Cdn)	November 30, 2012	February 29, 2012	February 29, 2012
Increased (decreased) operating income before amortization	(63)	45	80
Increased amortization	(3)	(4)	(18)
Decreased interest expense	5	6	6
Change in net other costs and revenue (1)	3	(4)	(1)
Decreased (increased) income taxes	5	(39)	(30)

	(53)	4	37

(1)

Net other costs and revenue includes gain on derivative instruments, accretion of long-term liabilities and provisions, equity income from associates and other gains (losses) as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.38 and $0.88 for the current quarter and year-to-date, respectively, compared to $0.38 and $0.81 in the same periods last year. In the current quarter, improved operating income before amortization of $45 million was partially offset by higher income taxes of $39 million as the prior period benefited from a tax recovery related to the resolution of certain tax matters. The year-to-date increase was primarily due to improved operating income before amortization of $80 million, partially reduced by increased amortization of $18 million and higher income taxes of $30 million.

Shaw Communications Inc.

Net income in the current quarter decreased $53 million compared to the first quarter of fiscal 2013 driven by lower operating income before amortization of $63 million primarily due to seasonality in the Media business.

Free cash flow for the quarter and year-to-date periods of $161 million and $405 million, respectively, compared to $57 million and $176 million in the same periods last year. The improvement in both periods was primarily due to lower capital investment and improved operating income before amortization.

During the current quarter, the Company entered into agreements with Rogers Communications Inc. (“Rogers”) to sell to Rogers its shares in Mountain Cablevision Limited (“Mountain Cable”); and grant to Rogers an option to acquire its wireless spectrum licenses; and, to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). The transactions are subject to applicable regulatory approvals. Regulatory approval was recently received for Mountain Cable and it is expected to close at the end of April. The TVtropolis transaction is expected to close later this year while the potential option exercise for the sale of the wireless spectrum licenses is expected to occur in fiscal 2015. Shaw expects to receive net proceeds of approximately $700 million from these transactions.

Recently, Shaw also announced it had entered into a number of transactions with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control. In a series of agreements to optimize its portfolio of specialty channels, Shaw has agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus will sell to Shaw its 20% interest in Food Network Canada. Shaw expects to receive net proceeds of approximately $95 million from these transactions. The ABC Spark and Food Network Canada transactions are expect to close at the end of April while Historia and Series+ are expected to close later in the fourth quarter.

These transactions with Rogers and Corus are strategic in nature allowing the Company to use up to $500 million of the total expected net proceeds of approximately $800 million to accelerate certain capital investments to improve and strengthen its network advantage. Key investments include the completion of the Calgary data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience.

The Company has established an accelerated capital fund of up to $500 million and will track the accelerated spending against this as the investments are made. The accelerated capital will be excluded from the calculation of free cash flow as the initiatives are not being funded through cash generated from operations but instead through the net proceeds received on these transactions. Shaw plans to invest up to $500 million in fiscal 2013, 2014 and 2015 spending up to $100 million, $250 million and $150 million in each of the respective years. After this period of accelerated spending the Company expects that the baseline capital intensity for the Cable business will decline.

Most recently Shaw announced it had entered into a transaction to acquire ENMAX Envision Inc., a company providing leading telecommunication services to Calgary and surrounding area business customers, for approximately $225 million. The Company is committed to investing in and growing its Business Services. The acquisition is expected to close during the third quarter.

Shaw Communications Inc.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Shaw Communications Inc.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

For free cash flow purposes the Company considers the discretionary pension funding to be a financing transaction and has not included the amount funded or the related cash tax recovery in the free cash flow calculation.

Accelerated capital fund

The Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions with each of Rogers and Corus. The accelerated capital initiatives will be funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to $500 million will used in fiscal 2013, 2014 and 2015 spending up to $100 million, $250 million and $150 million in each of the respective years.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended			Six months ended
($millions Cdn)	February 28, 2013	February 29, 2012	Change %	February 28, 2013	February 29, 2012	Change %
Revenue
Cable	814	804	1.2	1,623	1,596	1.7
Satellite	209	211	(0.9)	423	420	0.7
Media	249	242	2.9	568	541	5.0

	1,272	1,257	1.2	2,614	2,557	2.2
Intersegment eliminations	(21)	(26)	(19.2)	(44)	(47)	(6.4)

	1,251	1,231	1.6	2,570	2,510	2.4

Operating income before amortization (1)
Cable	393	352	11.6	789	729	8.2
Satellite	73	71	2.8	147	140	5.0
Media	72	70	2.9	203	190	6.8

	538	493	9.1	1,139	1,059	7.6

Capital expenditures and equipment costs (net):
Cable	176	234	(24.8)	316	457	(30.9)
Accelerated capital investment	(10)	—	>100.0	(10)	—	>100.0

Adjusted Cable	166	234	(29.1)	306	457	(33.0)

Satellite	21	25	(16.0)	46	50	(8.0)
Media	6	7	(14.3)	10	13	(23.1)

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	193	266	(27.4)	362	520	(30.4)

Free cash flow before the following	345	227	52.0	777	539	44.2
Less:
Interest	(76)	(82)	(7.3)	(158)	(164)	(3.7)
Cash taxes	(75)	(64)	17.2	(155)	(148)	4.7
Other adjustments:
Non-cash share-based compensation	2	1	100.0	3	3	—
CRTC benefit obligation funding	(15)	(11)	36.4	(24)	(21)	14.3
Non-controlling interests	(10)	(9)	11.1	(22)	(20)	10.0
Pension adjustment	3	4	(25.0)	5	8	(37.5)
Customer equipment financing	(9)	(5)	80.0	(14)	(13)	7.7
Preferred share dividends	(4)	(4)	—	(7)	(8)	(12.5)

Free cash flow (1)	161	57	>100.0	405	176	>100.0

Operating margin (1)
Cable	48.3%	43.8%	4.5	48.6%	45.7%	2.9
Satellite	34.9%	33.6%	1.3	34.8%	33.3%	1.5
Media	28.9%	28.9%	—	35.7%	35.1%	0.6

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Details on the accelerated capital fund and investment to date are as follows:

Estimated year of spend	2013	2014	2015	Total
($millions Cdn)
Fund Opening Balance	100	250	150	500
Accelerated capital investment	(10)	—	—	(10)

Fund Closing Balance, February 28, 2013	90	250	150	490

Shaw Communications Inc.

CABLE

Financial Highlights

	Three months ended			Six months ended
($millions Cdn)	February 28, 2013	February 29, 2012	Change %	February 28, 2013	February 29, 2012	Change %
Revenue	814	804	1.2	1,623	1,596	1.7

Operating income before amortization (1)	393	352	11.6	789	729	8.2
Capital expenditures and equipment costs (net):
New housing development	17	27	(37.0)	45	49	(8.2)
Success based	44	75	(41.3)	79	165	(52.1)
Upgrades and enhancement	77	91	(15.4)	137	178	(23.0)
Replacement	11	10	10.0	20	21	(4.8)
Buildings and other	27	31	(12.9)	35	44	(20.5)

Total as per Note 3 to the unaudited interim Consolidated Financial Statements(2)	176	234	(24.8)	316	457	(30.9)

Operating margin (1)	48.3%	43.8%	4.5	48.6%	45.7%	2.9

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Includes $10 million related to certain capital investments that are being funded from the accelerated capital fund.

Operating Highlights

•	Digital Phone lines increased 13,090 during the three month period to 1,375,707 and Internet customers were up 7,800 totaling 1,910,185 as at February 28, 2013. During the quarter Video subscribers decreased 29,829.

Cable revenue for the three and six month periods of $814 million and $1.62 billion improved 1.2% and 1.7%, respectively, over the comparable periods last year. Rate increases, lower promotions and customer growth in Internet and Digital Phone, including Business growth, were partially offset by lower Video subscribers and On Demand due to the shortened NHL hockey schedule and fewer PPV events.

Operating income before amortization of $393 million for the quarter was up $41 million or 11.6% over the same period last year. Revenue related improvements, lower marketing and sales expenses, and reduced regulatory costs resulting from the CRTC mandated reduction in the Local Programming Improvement Fund (“LPIF”) contribution from 1.5% to 1% were partially offset by increased programming amounts, related to new services and increased rates as contracts were renewed. The current quarter also benefited from an adjustment to align certain broadcast license fees with the CRTC billing period of approximately $7 million.

Operating income before amortization for the year-to-date period increased $60 million over last year. Revenue related growth, reduced marketing and sales expenses, lower LPIF, and the broadcast license fee adjustment, were partially offset by higher employee related amounts due to employee growth and annual merit increases, and higher programming costs due to new services and annual rate increases.

Revenue was comparable to the first quarter of fiscal 2013. Operating income before amortization was marginally lower compared to the prior quarter. Revenue related growth and the broadcast license fee adjustment were offset by higher employee related costs, increased marketing spend related to new brand initiatives, and higher various other expenses.

Shaw Communications Inc.

Total capital investment of $176 million in the current quarter decreased $58 million over the same period last year. Capital investment for the six month period of $316 million was $141 million lower than the same period last year. Capital investment in the current three and six month periods included $10 million funded through the accelerated investment fund established with net proceeds from the strategic transactions with each of Rogers and Corus.

Success-based capital declined $31 million and $86 million over the comparable three and six month periods, respectively, primarily due to lower video equipment rentals, reduced subsidies from higher pricing for video equipment sales, and lower internet modem purchases.

Investment in Upgrades and enhancement and Replacement categories combined decreased $13 million and $42 million for the quarter and year-to-date periods, respectively, compared to the same periods last year. The decline was due to lower spend on the digital network upgrade, residential telephony infrastructure and licensing, partially offset by higher business infrastructure investment.

Investment in Buildings and other declined $4 million and $9 million over the comparable three and six month periods last year. The decrease was primarily due to prior year investment in customer solution centre projects and lower current year spend on back office infrastructure replacement projects. The current year also benefited from an increased scientific research and experimental development tax credit.

Spending in New housing development decreased $10 million and $4 million over the comparable three and six month periods mainly due to lower activity.

Total capital investment of $176 million in the current quarter increased $36 million over the prior quarter. Success-based spend was up due to higher HD/HDPVR rental activity, Upgrades and enhancements increased on higher investment to reduce internet congestion and enhance business plant infrastructure, and Building and other was up due to increased activity on back office infrastructure replacement projects.

During the quarter Shaw continued with its digital network upgrade, converting analog tier customers to digital. The Company now has in excess of 90% digital penetration in its video customer base. As hubs are upgraded Shaw will offer customers industry leading internet, and enhanced video TV offerings with more On Demand and HD content.

The Company also continued with its Shaw Go video offerings with the launch of NBA League Pass app. The app is complimentary with an NBA League Pass subscription and lets customers watch both live and playback games on the go with their mobile device up to 48 hours after the game. The league’s schedule of games is also available to browse. In addition, NBA League Pass is available as a complimentary package for Shaw Friends. Shaw Friends is a customer loyalty program for customers who subscribe to two or more Shaw services.

Shaw Communications Inc.

Subscriber Statistics

			February 28, 2013
			Three months ended		Six months ended
	February 28, 2013	August 31, 2012(1)	Growth	Change %	Growth	Change %
VIDEO:
Connected	2,136,707	2,190,448	(29,829)	(1.4)	(53,741)	(2.5)
Penetration as % of homes passed	53.1%	55.2%

INTERNET:
Connected and scheduled	1,910,185	1,896,429	7,800	0.4	13,756	0.7
Penetration as % of basic	89.4%	86.6%
Standalone Internet not included in basic cable	286,556	255,549	16,657	6.2	31,007	12.1
DIGITAL PHONE:
Number of lines (2)	1,375,707	1,345,272	13,090	1.0	30,435	2.3

(1)

Internet and Digital Phone subscriber statistics have been restated to exclude scheduled and pending installations at August 31, 2012 and all categories have been adjusted to reflect the results of a pre-migration subscriber audit undertaken prior to the migration of customers to Shaw’s new billing system.

(2)	Represents primary and secondary lines on billing

SATELLITE

Financial Highlights(1)

	Three months ended			Six months ended
($millions Cdn)	February 28, 2013	February 29, 2012	Change %	February 28, 2013	February 29, 2012	Change %
Revenue	209	211	(0.9)	423	420	0.7

Operating income before amortization (2)	73	71	2.8	147	140	5.0
Capital expenditures and equipment costs (net):
Success based (3)	18	22	(18.2)	40	45	(11.1)
Buildings and other	3	3	—	6	5	20.0

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	21	25	(16.0)	46	50	(8.0)

Operating margin (2)	34.9%	33.6%	1.3	34.8%	33.3%	1.5

(1)	The Satellite segment was previously reported as DTH and Satellite Services. These segments have been combined into a single operating segment.
(2)	See definitions and discussion under Key Performance Drivers in MD&A.
(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Operating Highlights

•	During the quarter Shaw Direct subscribers increased 1,328 and as at February 28, 2013 DTH customers totaled 907,330.

Revenue of $209 million for the three month period decreased 0.9% over the same period last year primarily due to lower customer growth and increased promotional activity. Revenue for the six month period of $423 million increased 0.7% over the same period last year primarily due to rate increases partially offset by increased promotional activity and lower customer growth.

Shaw Communications Inc.

Operating income before amortization of $73 million and $147 million for the three and six months, respectively, improved 2.8% and 5.0% over the same periods last year. The current periods each benefited from an adjustment of approximately $4 million to align certain broadcast license fees with the CRTC billing period. Excluding the adjustment, operating income before amortization for the quarter declined marginally and the year-to-date period improved 2%.

Revenue and operating income before amortization declined modestly over the first quarter. Reduced revenues due to higher promotional activity and customer package migration along with increased employee related costs were partially offset by the one-time broadcast license fee adjustment.

Total capital investment of $21 million and $46 million for the three and six month period compared to $25 million and $50 million, respectively, in the same periods last year. Success based capital was lower in each of the current periods primarily due to lower customer growth.

The launch of Anik G1 is currently scheduled for mid April and the satellite is expected to be in service shortly thereafter. With Anik G1 in service, Shaw Direct will carry over 200 HD channels.

Shaw Direct’s Video-On-Demand service, which uses adaptive streaming through the satellite receiver, now has over 7,000 TV and movie viewing choices, and continues to add IP connected subscribers.

Subscriber Statistics

			February 28, 2013
			Three months ended		Six months ended
	February 28, 2013	August 31, 2012	Growth	Change %	Growth	Change %
DTH customers (1)	907,330	910,023	1,328	0.1	(2,693)	(0.3)

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.

MEDIA

Financial Highlights

	Three months ended			Six months ended
($millions Cdn)	February 28, 2013	February 29, 2012	Change %	February 28, 2013	February 29, 2012	Change %
Revenue	249	242	2.9	568	541	5.0

Operating income before amortization (1)	72	70	2.9	203	190	6.8
Capital expenditures:
Broadcast and transmission	2	3	(33.3)	3	6	(50.0)
Buildings and other	4	4	—	7	7	—

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	6	7	(14.3)	10	13	(23.1)

Other adjustments:
CRTC benefit obligation funding	(15)	(11)	36.4	(24)	(21)	14.3
Non-controlling interests	(10)	(9)	11.1	(22)	(20)	10.0
Operating margin (1)	28.9%	28.9%	—	35.7%	35.1%	0.6

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

Revenue and operating income before amortization for the quarter were $249 million and $72 million, respectively, compared to $242 million and $70 million last year. Revenue for the quarter was up 2.9% due to higher conventional and specialty advertising revenues combined with increased subscriber revenues. Operating income before amortization improved 2.9% over the comparable period due an adjustment of approximately $3 million to align certain broadcast license fees with the CRTC billing period. Excluding the adjustment operating income before amortization declined marginally as the revenue growth was offset by higher programming, employee related and various other expenses.

For the six months ending February 28, 2013 revenue was $568 million and operating income before amortization was $203 million compared to $541 million and $190 million, respectively, for the same period last year. Improved advertising and subscriber revenues were partially reduced by higher programming and employee related costs. The current period also benefited from an expense adjustment of $3 million to align certain broadcast license fees with the CRTC billing period.

Compared to the first quarter of fiscal 2013, revenue and operating income before amortization decreased $70 million and $59 million, respectively. The decline was primarily due to the cyclical nature of the Media business, with higher advertising revenues in the first quarter driven by the fall launch of season premieres and high demand.

During the quarter, Global delivered solid programming results increasing the number of Top 10 and Top 20 positions nationally, with key shows such as Survivor, NCIS, NCIS LA, Hawaii 5-0, Elementary, Bones and Glee. The Grammy Awards and Bomb Girls have supported audience delivery.

Shaw Communications Inc.

Media’s specialty portfolio continues to lead the channel rankings in the Adult 25-54 category with 4 of the Top 10 analog channels, including History maintaining the top entertainment position in Canada and 4 of the Top 5 Digital services. National Geographic, Action, MovieTime and Mystery hold four of the top five positions, with National Geographic and Action’s audience results ranking the channels within the Top 20 analog services. In the quarter, Big Brother Canada premiered to strong audience results along with the launch of an interactive website which includes a 24/7 live feed with interactive gaming and voting that will influence the outcome of the show.

Global News continues to maintain its number one position in the Vancouver, Calgary and Edmonton markets. In the quarter, the Morning News shows launched in Halifax and Montreal along with a national half hour morning show. Most recently, on March 14, the BC all news channel, Global News:BC-1, went to air.

Capital investment continued on various projects in the quarter and included upgrading production equipment, infrastructure and facility investments.

OTHER INCOME AND EXPENSE ITEMS

Amortization

	Three months ended			Six months ended
($millions Cdn)	February 28, 2013	February 29, 2012	Change %	February 28, 2013	February 29, 2012	Change %
Amortization revenue (expense) -
Deferred equipment revenue	30	28	7.1	60	56	7.1
Deferred equipment costs	(64)	(57)	12.3	(127)	(110)	15.5
Property, plant and equipment, intangibles and other	(177)	(178)	(0.6)	(352)	(347)	1.4

Amortization of deferred equipment revenue and deferred equipment costs increased over the comparable periods due to the sales mix of equipment and changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparative six-month period as the amortization of new expenditures exceeded the impact of assets that became fully depreciated.

Amortization of financing costs and Interest expense

	Three months ended			Six months ended
($millions Cdn)	February 28, 2013	February 29, 2012	Change %	February 28, 2013	February 29, 2012	Change %
Amortization of financing costs – long-term debt	1	1	—	2	2	—
Interest expense	77	83	(7.2)	159	165	(3.6)

Shaw Communications Inc.

Interest expense decreased over the comparable periods due to lower average debt levels.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Other gains (losses)

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. The category also includes amounts in respect of the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of fiscal 2012. During the first quarter, the Company received insurance advances of $5 million related to its claim for costs that were incurred in the fourth quarter of fiscal 2012 and incurred additional costs of $10 million in respect of ongoing recovery activities during the current year.

Income taxes

Income taxes were higher in each of the current periods mainly due to a recovery in the prior periods related to the resolution of certain tax matters.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2012 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

FINANCIAL POSITION

Total assets at February 28, 2013 were $12.6 billion compared to $12.7 billion at August 31, 2012. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2012.

Current assets increased $165 million primarily due to the classification of Mountain Cable’s assets as held for sale of $397 million and increases in accounts receivable of $82 million and inventories of $5 million partially offset by decreases in cash of $311 million and other current assets of $10 million. Assets held for sale is primarily comprised of property, plant and equipment, broadcast license and goodwill. Accounts receivable increased due to higher advertising revenue during the second quarter of the current year compared to the fourth quarter of the prior year, reclassification of advance bill payments to unearned revenue and timing of collection of trade receivables while inventories were higher due to timing of equipment purchases. Other current assets declined primarily due to a reduction in a tax indemnity upon resolution of the related income tax liabilities. Cash decreased as the cash outlay for investing and financing activities exceeded the funds provided by operations.

Shaw Communications Inc.

Investments and other assets increased $65 million due to the $59 million deposit paid relating to the acquisition of the non-controlling interest in the TVtropolis specialty channel and $7 million in respect of the purchase of a minor investment.

Property, plant and equipment decreased $116 million as amortization and the reclassification of Mountain Cable to assets held for sale exceeded current period capital investment.

Other long-term assets were up $9 million due to an increase in customer equipment financing receivables.

Intangibles decreased $187 million due to the reclassification of $245 million in respect of Mountain Cable to assets held for sale partially offset by higher program rights and advances. Additional investment in acquired rights and advances exceeded the amortization for the current year.

Goodwill decreased $81 million due to the reclassification of the amount in respect of Mountain Cable to assets held for sale.

Current liabilities increased $210 million due to the deposit of $250 million received from Rogers on the sale of Mountain Cable and classification of $78 million in respect of liabilities associated with the Mountain Cable assets held for sale as well as increases in accounts payable and accruals of $45 million and unearned revenue of $9 million, all of which were partially offset by decreases in income taxes payable of $72 million and current portion of long-term debt of $101 million. The liabilities associated with the assets held for sale is primarily comprised of deferred income taxes of $73 million. Accounts payable and accrued liabilities were up due to fluctuations in various accruals and other liabilities while unearned revenue increased due to reclassification of advance bill payments from accounts receivable. Income taxes payable declined due to tax installment payments and resolution of certain income tax liabilities which were partially offset by the current period provision. The current portion of long-term debt decreased due to the repayment of the 6.1% $450 million senior notes which were due in November 2012 partially offset by the reclassification of the 7.5% $350 million senior notes which are due in November 2013.

Long-term debt decreased $347 million due to the aforementioned reclassification of the 7.5% $350 million senior notes.

Other long-term liabilities decreased $310 million as the Company contributed $300 million to a retirement compensation arrangement trust (“the RCA”) in order to partially fund its non-contributory defined benefit pension plan.

Deferred credits increased $52 million due to the $50 million received from Rogers for the purchase price of the option to acquire the wireless spectrum licenses.

Deferred income tax liabilities, net of deferred income tax assets, decreased $26 million due to the aforementioned reclassification of amounts in respect of Mountain Cable partially offset by current period expense.

Shaw Communications Inc.

Shareholders’ equity increased $275 million primarily due to increases in share capital of $94 million, retained earnings of $167 million and non-controlling interests of $14 million. Share capital increased due to the issuance of 4,336,190 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of March 31, 2013, share capital is as reported at February 28, 2013 with the exception of the issuance of a total of 1,110,986 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan subsequent to the quarter end. Retained earnings increased due to current year earnings of $396 million partially offset by dividends of $229 million while non-controlling interests increased as their share of earnings exceeded the distributions declared during the period.

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $405 million of free cash flow. Shaw used its free cash flow along with cash of $311 million, the net proceeds of $241 million from the transactions with Rogers and proceeds on issuance of Class B Non-Voting Shares of $32 million to repay the 6.1% $450 million senior notes, fund $300 million in discretionary contributions to the RCA in respect of its non-contributory defined benefit pension plan, pay common share dividends of $159 million, invest an additional net $65 million in program rights, fund $10 million of accelerated capital spend and fund other net items of $5 million. Due to timing, the net proceeds to date from the Rogers transactions have been temporarily used in ongoing operations to the extent the cash was not required to fund accelerated capital investments.

On December 5, 2012 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 7, 2012 to December 6, 2013. No shares have been repurchased during the current year.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $57 million during the six months ending February 28, 2013.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended			Six months ended
($millions Cdn)	February 28, 2013	February 29, 2012	Change %	February 28, 2013	February 29, 2012	Change %
Funds flow from operations	386	164	>100.0	513	520	(1.3)
Net decrease (increase) in non-cash working capital balances related to operations	48	40	20.0	(50)	(7)	>100.0

	434	204	>100.0	463	513	(9.7)

Shaw Communications Inc.

Funds flow from operations increased over the comparative three month period due to higher operating income before amortization and lower current income taxes in the current period and the settlement of the amended cross-currency interest agreements in the prior year. Funds flow from operations decreased over the comparative six month period as impact of the aforementioned items were more than offset by the $300 million in discretionary contributions to the RCA and higher program rights purchases. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to changes in other current assets and the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing Activities

	Three months ended			Six months ended
($millions Cdn)	February 28, 2013	February 29, 2012	Decrease	February 28, 2013	February 29, 2012	Decrease
Cash flow provided by (used in) investing activities	23	(320)	343	(183)	(625)	442

The cash used in investing activities decreased over the comparable three and six month periods due to the net receipt of $241 million in respect of the transactions with Rogers and lower cash outlays for capital expenditures and inventories.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended
($millions Cdn)	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Bank loans and bank indebtedness – net borrowings	(280)	—	—	—
Bank credit facility arrangement costs	—	(4)	—	(4)
Repay 6.1% senior unsecured notes	—	—	(450)	—
Dividends	(83)	(83)	(166)	(163)
Issuance of Class B Non-Voting Shares	25	3	32	10
Distributions paid to non-controlling interests	(3)	(4)	(7)	(14)

	(341)	(88)	(591)	(171)

Shaw Communications Inc.

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

Quarter	Revenue	Operating income before amortization (1)	Net income attributable to equity shareholders(2)	Net income(3)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2013
Second	1,251	538	172	182	0.38	0.38
First	1,319	601	224	235	0.50	0.49
2012
Fourth	1,210	501	129	133	0.28	0.28
Third	1,278	567	238	248	0.53	0.53
Second	1,231	493	169	178	0.38	0.38
First	1,279	566	192	202	0.43	0.43
2011
Fourth	1,181	481	81	84	0.18	0.18
Third	1,285	586	195	201	0.45	0.45

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)

In fiscal 2011, the Company discontinued construction of a traditional wireless network and results of operations were reported as discontinued operations. Net income from continuing operations attributable to equity shareholders is substantially the same as net income attributable to equity shareholders except in the fourth quarter where it is $164 or $83 higher due to the net of tax writedown of assets.

(3)	Net income attributable to both equity shareholders and non-controlling interests.

Quarterly revenue and operating income before amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand while the third quarter is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. Operating income before amortization in fiscal 2012 was also impacted by higher operating costs in the Cable division in the first and second quarters which included higher employee related costs, mainly related to bringing the new customer service centres on line, as well as higher marketing, sales and programming costs. The third and fourth quarters of 2012 benefited from improved operating income before amortization in the Cable business.

Net income has fluctuated quarter-over-quarter primarily as a result of the changes in operating income before amortization described above and the impact of the net change in non-operating items. In the second quarter of 2013, net income decreased by $53 million primarily due to lower operating income before amortization of $63 million partially offset by lower income taxes of $5 million. In the first quarter of 2013, net income increased $102 million primarily due to higher operating income before amortization of $100 million. In the fourth quarter of 2012, net income decreased $115 million, primarily due to lower operating income before amortization of $66 million and increased income tax expense of $31 million. The fourth quarter also included a loss of $26 million in respect of the electrical fire at the Company’s head office offset by a pension curtailment gain of $25 million. In the third quarter of 2012, net income increased $70 million due to higher operating income before amortization of $74 million and lower amortization of $9 million partially offset by increased income tax expense of $17 million. In the second quarter of 2012, net income decreased $24 million due to a decline in operating income before amortization of $73 million partially offset by lower income tax expense of $53 million. Net income increased $118 million in the first quarter of 2012 due to the combined impact of higher operating income before amortization of $85 million and income tax expense of $18 million in the first quarter and the loss from discontinued operations of $84 million and gain on redemption of debt of $23 million recorded in the preceding quarter. In the fourth quarter of 2011 net income declined $117 million due to lower operating income before amortization of $105 million and the loss of $83 million in respect of the wireless discontinued operations partially offset by the gain on redemption of debt and the restructuring activities in the previous quarter. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

Shaw Communications Inc.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2012 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Adoption of recent accounting pronouncements

The Company adopted the following standards and amendments effective September 1, 2012:

(i) Employee Benefits

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income. The significant amendments to IAS 19 which impact the Company are as follows:

•

Expected return on plan assets is replaced with interest income and calculated based on the discount rate used to measure the pension obligation; the difference between interest income and actual return on plan assets is recognized in other comprehensive income

•	Immediate recognition of past service costs when plan amendments occur regardless of whether or not they are vested

•	Plan administration costs, other than costs associated with managing plan assets, are required to be expensed

•	Expanded disclosures including plan characteristics and risks arising from defined benefit plans

The Company early adopted the amended standard with retrospective restatement effective September 1, 2012 and the impact of adoption is outlined in Note 2 of the consolidated financial statements.

(ii) Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and has been applied retrospectively.

Shaw Communications Inc.

(iii) Income Taxes

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. The amendment had no impact on the Company’s consolidated financial statements.

2013 GUIDANCE

The Company’s preliminary view with respect to 2013 guidance was provided coincident with the release of its fourth quarter results on October 25, 2012. The Company is now updating its guidance. The Company anticipates modest growth in consolidated revenue and operating income before amortization. During fiscal 2013 the Company plans to continue to enhance its network, provide innovative product offerings, and launch the Anik G1 satellite and expects consolidated capital investment, excluding the capital funded through the accelerated capital fund, to decline marginally from 2012 levels. The Company expects to deliver consolidated free cash flow of approximately $550 million.

Certain important assumptions for 2013 guidance purposes include: continued overall customer growth; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	February 28, 2013	August 31, 2012
ASSETS
Current
Cash	116	427
Accounts receivable	515	433
Inventories	107	102
Other current assets	79	89
Derivative instruments	2	—
Assets held for sale [note 4]	397	—

	1,216	1,051
Investments and other assets [note 4]	78	13
Property, plant and equipment	3,126	3,242
Other long-term assets	340	331
Assets held for sale	—	1
Deferred income tax assets	6	14
Intangibles	7,168	7,355
Goodwill	634	715

	12,568	12,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	856	811
Provisions	21	19
Deposit on sale of cable assets [note 4]	250	—
Income taxes payable	84	156
Unearned revenue	166	157
Current portion of long-term debt [note 6]	350	451
Derivative instruments	—	1
Liabilities associated with assets held for sale [note 4]	78	—

	1,805	1,595
Long-term debt [note 6]	4,465	4,812
Other long-term liabilities [notes 2 and 11]	243	553
Provisions	8	8
Deferred credits [note 4]	687	635
Deferred income tax liabilities	1,051	1,085

	8,259	8,688
Shareholders’ equity [notes 2, 7 and 9]
Common and preferred shareholders	4,014	3,753
Non-controlling interests in subsidiaries	295	281

	4,309	4,034

	12,568	12,722

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended		Six months ended
[millions of Canadian dollars except per share amounts]	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Revenue [note 3]	1,251	1,231	2,570	2,510
Operating, general and administrative expenses [note 5]	713	738	1,431	1,451

Operating income before amortization [note 3]	538	493	1,139	1,059
Amortization:
Deferred equipment revenue	30	28	60	56
Deferred equipment costs	(64)	(57)	(127)	(110)
Property, plant and equipment, intangibles and other	(177)	(178)	(352)	(347)

Operating income	327	286	720	658
Amortization of financing costs – long-term debt	(1)	(1)	(2)	(2)
Interest expense	(77)	(83)	(159)	(165)
Gain on derivative instruments	—	1	—	1
Accretion of long-term liabilities and provisions	(2)	(3)	(5)	(7)
Equity income from associates	—	1	—	1
Other gains (losses) [note 12]	(2)	1	(6)	(5)

Income before income taxes	245	202	548	481
Current income tax expense [note 3]	47	62	85	146
Deferred income tax expense (recovery)	16	(38)	46	(45)

Net income	182	178	417	380

Net income attributable to:
Equity shareholders	172	169	396	361
Non-controlling interests in subsidiaries	10	9	21	19

	182	178	417	380

Earnings per share [note 8]
Basic	0.38	0.38	0.88	0.81
Diluted	0.38	0.38	0.87	0.80

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended		Six months ended
[millions of Canadian dollars]	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Net income	182	178	417	380
Other comprehensive income [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	(2)	2	—
Adjustment for hedged items recognized in the period	—	—	—	(1)

	1	(2)	2	(1)

Comprehensive income	183	176	419	379

Comprehensive income attributable to:
Equity shareholders	173	167	398	360
Non-controlling interests in subsidiaries	10	9	21	19

	183	176	419	379

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 28, 2013

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2012	2,750	77	1,019	(93)	3,753	281	4,034
Net income	—	—	396	—	396	21	417
Other comprehensive income	—	—	—	2	2	—	2

Comprehensive income	—	—	396	2	398	21	419
Dividends	—	—	(172)	—	(172)	—	(172)
Dividend reinvestment plan	57	—	(57)	—	—	—	—
Shares issued under stock option plan	37	(5)	—	—	32	—	32
Share-based compensation	—	3	—	—	3	—	3
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(7)	(7)

Balance as at February 28, 2013	2,844	75	1,186	(91)	4,014	295	4,309

Six months ended February 29, 2012

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2011	2,633	73	728	(29)	3,405	272	3,677
Net income	—	—	361	—	361	19	380
Other comprehensive income	—	—	—	(1)	(1)	—	(1)

Comprehensive income	—	—	361	(1)	360	19	379
Dividends	—	—	(168)	—	(168)	—	(168)
Dividend reinvestment plan	47	—	(47)	—	—	—	—
Shares issued under stock option plan	11	(1)	—	—	10	—	10
Share-based compensation	—	3	—	—	3	—	3
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(12)	(12)

Balance as at February 29, 2012	2,691	75	874	(30)	3,610	279	3,889

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended		Six months ended
[millions of Canadian dollars]	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
OPERATING ACTIVITIES
Funds flow from operations [note 10]	386	164	513	520
Net decrease (increase) in non-cash working capital balances related to operations	48	40	(50)	(7)

	434	204	463	513

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(159)	(227)	(310)	(440)
Additions to equipment costs (net) [note 3]	(36)	(47)	(76)	(105)
Additions to other intangibles [note 3]	(7)	(17)	(28)	(36)
Net addition to inventories	(9)	(20)	(6)	(43)
Deposit on sale of cablesystem [note 4]	250	—	250	—
Proceeds on sale of wireless spectrum license option [note 4]	50	—	50	—
Proceeds on disposal of property, plant and equipment [note 3]	—	—	3	8
Additions to investments and other assets [note 4]	(66)	(9)	(66)	(9)

	23	(320)	(183)	(625)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(30)	—	—	—
Increase in long-term debt	90	—	590	—
Debt repayments	(340)	—	(1,040)	—
Bank credit facility arrangement costs	—	(4)	—	(4)
Issue of Class B Non-Voting Shares [note 7]	25	3	32	10
Dividends paid on Class A Shares and Class B Non-Voting Shares	(79)	(79)	(159)	(155)
Dividends paid on Preferred Shares	(4)	(4)	(7)	(8)
Distributions paid to non-controlling interests in subsidiaries	(3)	(4)	(7)	(14)

	(341)	(88)	(591)	(171)

Increase (decrease) in cash before discontinued operations	116	(204)	(311)	(283)
Decrease in cash from discontinued operations	—	(2)	—	(3)

Increase (decrease) in cash	116	(206)	(311)	(286)
Cash, beginning of the period	—	363	427	443

Cash, end of the period	116	157	116	157

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2013 and February 29, 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home satellite services and satellite distribution services (“Satellite”); and programming content (through Shaw Media). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 28, 2013 were authorized for issue by the Board of Directors on April 11, 2013.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2012 and are expressed in millions of Canadian dollars. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2012.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent accounting pronouncements

The Company adopted the following standards and amendments effective September 1, 2012.

(i) Employee Benefits

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income. The significant amendments to IAS 19 which impact the Company are as follows:

•	Expected return on plan assets is replaced with interest income and calculated based on the discount rate used to measure the pension obligation; the difference between interest income and actual return on plan assets is recognized in other comprehensive income

•	Immediate recognition of past service costs when plan amendments occur regardless of whether or not they are vested

•	Plan administration costs, other than costs associated with managing plan assets, are required to be expensed

•	Expanded disclosures including plan characteristics and risks arising from defined benefit plans

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2013 and February 29, 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

The Company early adopted the amended standard with retrospective restatement which resulted in an increase in other long-term liabilities and decrease in retained earnings by $1 at August 31, 2012. There was no impact on the Company’s consolidated statements of income, comprehensive income or cash flows for 2012.

(ii) Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and has been applied retrospectively.

(iii) Income Taxes

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. The amendment had no impact on the Company’s consolidated financial statements.

3. BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Cable, Satellite and Media, all of which are substantially located in Canada. Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. Information on operations by segment is as follows:

Operating information

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
	$	$	$	$
Revenue
Cable	814	804	1,623	1,596
Satellite (1)	209	211	423	420
Media	249	242	568	541

	1,272	1,257	2,614	2,557
Intersegment eliminations	(21)	(26)	(44)	(47)

	1,251	1,231	2,570	2,510

Operating income before amortization (2)
Cable	393	352	789	729
Satellite (1)	73	71	147	140
Media	72	70	203	190

	538	493	1,139	1,059

Interest
Operating	76	82	158	164
Burrard Landing Lot 2 Holdings Partnership	1	1	1	1

	77	83	159	165

Current taxes
Operating	75	64	155	148
Other/non-operating	(28)	(2)	(70)	(2)

	47	62	85	146

(1)

The Satellite segment was previously reported as DTH and Satellite Services. These segments have been combined into a single operating segment for reporting purposes which is consistent with the operating segment reporting that is provided to the chief operating decision makers.

(2)

The current three and six month periods include the impact of an adjustment to align certain broadcast license fees with the CRTC billing period. The adjustment amounted to $7, $4 and $3 for Cable, Satellite and Media, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2013 and February 29, 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
	$	$	$	$
Capital expenditures accrual basis
Cable (including corporate) (1)	165	215	291	410
Satellite (net of equipment profit)	4	2	7	4
Media	6	7	10	13

	175	224	308	427

Equipment costs (net of revenue)
Cable	11	19	25	47
Satellite	17	23	39	46

	28	42	64	93

Capital expenditures and equipment costs (net)
Cable	176	234	316	457
Satellite	21	25	46	50
Media	6	7	10	13

	203	266	372	520

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	159	227	310	440
Additions to equipment costs (net)	36	47	76	105
Additions to other intangibles	7	17	28	36

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	202	291	414	581
Increase (decrease) in working capital related to capital expenditures	9	(20)	(26)	(40)
Increase in customer equipment financing receivables	(8)	(5)	(12)	(12)
Less: Proceeds on disposal of property, plant and equipment	—	—	(3)	(8)
Less: Satellite equipment profit (2)	—	—	(1)	(1)

Total capital expenditures and equipment costs (net) reported by segments	203	266	372	520

(1)	Includes $10 related to certain capital investments which are being funded from the accelerated capital fund.
(2)

The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2013 and February 29, 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

4. PURCHASE AND SALE OF ASSETS

During the current quarter, the Company entered into agreements with Rogers Communications Inc. (“Rogers”) to sell to Rogers its shares in Mountain Cablevision Limited (“Mountain Cable”) and grant to Rogers an option to acquire its wireless spectrum licenses as well as to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). The transactions are subject to applicable regulatory approvals. The Mountain Cable and TVtropolis transactions are expected to close this year while the exercise of the option and the sale of the wireless spectrum licenses is expected to occur in fiscal 2015. The transactions are strategic in nature allowing the Company to use a portion of the net proceeds to accelerate various capital investments to improve and strengthen its network advantage.

The assets and liabilities associated with Mountain Cable and classified as held for sale in the statement of financial position at February 28, 2013 are as follows:

$
Accounts receivable	2
Inventories	1
Property, plant and equipment	65
Other long-term assets	3
Intangibles	245
Goodwill	81

397

Accounts payable and accrued liabilities	1
Income tax payable	1
Unearned revenue	2
Deferred credits	1
Deferred income taxes	73

78

Mountain Cable has approximately 40,000 video customers in its operations based in Hamilton, Ontario. It represents a disposal group within the cable operating segment and accordingly, is not presented as discontinued operations in the statement of income. The Company received $250 as a deposit in respect of the purchase price.

The wireless spectrum licenses are not classified as assets held for sale due to regulatory restrictions preventing the exercise of the option and subsequent transfer of the licenses until fiscal 2015. The $50 received for the purchase price of the option to acquire the wireless spectrum licenses is included in deferred credits and will be included as part of the proceeds received on exercise of the option and sale of the wireless spectrum licenses, or alternatively as a gain if the option is not exercised and expires.

The $59 deposit paid to acquire the non-controlling interest in TVtropolis is included in investments and other assets.

5. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
	$	$	$	$
Employee salaries and benefits	225	212	441	411
Purchases of goods and services	488	526	990	1,040

	713	738	1,431	1,451

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2013 and February 29, 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

6. LONG-TERM DEBT

	February 28, 2013			August 31, 2012
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Cdn Senior notes-
6.10% due November 16, 2012	—	—	—	450	—	450
7.50% due November 20, 2013	349	1	350	349	1	350
6.50% due June 2, 2014	598	2	600	598	2	600
6.15% due May 9, 2016	296	4	300	295	5	300
5.70% due March 2, 2017	397	3	400	397	3	400
5.65% due October 1, 2019	1,243	7	1,250	1,242	8	1,250
5.50% due December 7, 2020	496	4	500	496	4	500
6.75% due November 9, 2039	1,416	34	1,450	1,416	34	1,450

	4,795	55	4,850	5,243	57	5,300

Other
Burrard Landing Lot 2 Holdings Partnership	20	—	20	20	—	20

Total consolidated debt	4,815	55	4,870	5,263	57	5,320
Less current portion (1)	350	1	351	451	—	451

	4,465	54	4,519	4,812	57	4,869

(1)	Current portion of long-term debt at February 28, 2013 includes the 7.50% senior notes due November 20, 2013 and the amount due within one year on the Partnership’s mortgage bonds.

7. SHARE CAPITAL

Changes in share capital during the six months ended February 28, 2013 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2012	22,520,064	2	421,188,697	2,455	12,000,000	293
Issued upon stock option plan exercises	—	—	1,689,155	37	—	—
Issued pursuant to dividend reinvestment plan	—	—	2,647,035	57	—	—

February 28, 2013	22,520,064	2	425,524,887	2,549	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2013 and February 29, 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

8. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Numerator for basic and diluted earnings per share ($)
Net income	182	178	417	380
Deduct: net income attributable to non-controlling interests	(10)	(9)	(21)	(19)
Deduct: dividends on Preferred Shares	(2)	(3)	(6)	(7)

Net income attributable to common shareholders	170	166	390	354

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	446	440	445	439
Effect of dilutive securities (1)	2	1	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	448	441	446	440

Earnings per share ($)
Basic	0.38	0.38	0.88	0.81
Diluted	0.38	0.38	0.87	0.80

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 28, 2013, 7,896,069 (2012 – 17,695,273) and 9,512,465 (2012 – 12,469,488) options were excluded from the diluted earnings per share calculation, respectively.

9. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2013 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2013 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2013 and February 29, 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the six months ended February 29, 2012 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Adjustment for hedged items recognized in the period	(1)	—	(1)

Components of other comprehensive income and the related income tax effects for the three months ended February 29, 2012 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	—	(2)

Accumulated other comprehensive loss is comprised of the following:

	February 28, 2013	August 31, 2012
	$	$
Items that may subsequently be reclassified to income
Fair value of derivatives	1	(1)
Items that will not be subsequently reclassified to income
Actuarial losses on employee benefit plans	(92)	(92)

	(91)	(93)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2013 and February 29, 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

10. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i) Funds flow from operations

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
	$	$	$	$
Net income	182	178	417	380
Adjustments to reconcile net income to funds flow from operations:
Amortization	212	208	421	403
Program rights	(15)	(12)	(65)	(49)
Deferred income tax expense (recovery)	16	(38)	46	(45)
Equity income from associates	—	(1)	—	(1)
CRTC benefit obligation funding	(15)	(11)	(24)	(21)
Share-based compensation	1	1	2	3
Defined benefit pension plans	3	4	(295)	8
Gain on derivative instruments	—	(1)	—	(1)
Realized loss on settlement of derivative instruments	—	(7)	—	(7)
Accretion of long-term liabilities and provisions	2	3	5	7
Settlement of amended cross-currency interest rate agreements	—	(162)	—	(162)
Other	—	2	6	5

Funds flow from operations	386	164	513	520

(ii) Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
	$	$	$	$
Interest	35	33	166	164
Income taxes	65	57	131	116

(iii) Non-cash transaction:

The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	29	22	57	47

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2013 and February 29, 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

11. OTHER LONG-TERM LIABILITIES

During the first quarter, the Company’s non-contributory defined pension plan became partially funded as the Company made discretionary contributions of $300 to a Retirement Compensation Arrangement Trust.

12. OTHER GAINS (LOSSES)

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. The category also includes amounts in respect of the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of fiscal 2012. During the current year, the Company received insurance advances of $5 related to its claim for costs that were incurred in the fourth quarter of fiscal 2012 and incurred additional costs of $10 in respect of ongoing recovery activities.

13. SUBSEQUENT EVENTS

On March 4, 2013, the Company announced a number of agreements with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control. In a series of agreements to optimize its portfolio of specialty channels, the Company has agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus will sell to the Company its 20% interest in Food Network Canada. The Company expects to receive net proceeds of approximately $95 from these transactions.

On April 8, 2013, the Company announced an agreement with Enmax Corporation to acquire its wholly-owned subsidiary, ENMAX Envision Inc. (“Envision”) for approximately $225 in cash. Envision provides telecommunication services to business customers in Calgary and the surrounding area.